ROTH CAPITAL PARTNERS, LLC

888 San Clemente Drive

Newport Beach, CA 92660

May 8, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Enerpulse Technologies, Inc. (the “Registrant”)

Registration Statement on Form S-1 (File No. 333-191471) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the "Securities Act"), the undersigned, as representative of the underwriters in connection with the above referenced Registration Statement relating to the offer and issuance by the Company of certain of its securities, hereby joins the Registrant's request that the effective date of the Registration Statement be accelerated so that it shall become effective at 4:00 p.m. Eastern Time on May 13, 2014, or as soon thereafter as practicable.

In connection with this acceleration request, and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution to date of the Preliminary Prospectus dated May 6, 2014:

To Whom Distributed	Number of Copies

Prospective Underwriters and Dealers	7

Institutions	77

Retail Clients	110

This is to further advise you that the underwriters have and will continue to comply with Rule 15c2-8 with regard to the Preliminary Prospectus and any amended Prospectus.

Very truly yours,

Roth Capital Partners, LLC

By:	/s/ Louis J. Ellis
Name: Louis J. Ellis
Title: Senior Vice President